EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Millions)			Three Months Ended June 30, 2015	Six Months Ended June 30, 2015
Earnings
1.	Net income attributable to U.S. Bancorp		$1,483	$2,914
2.	Applicable income taxes, including expense related to unrecognized tax positions		528	1,007
3.	Net income attributable to U.S. Bancorp before income taxes (1 + 2)		$2,011	$3,921
4.	Fixed charges:
	a.	Interest expense excluding interest on deposits*	$239	$484
	b.	Portion of rents representative of interest and amortization of debt expense	27	55
	c.	Fixed charges excluding interest on deposits (4a + 4b)	266	539
	d.	Interest on deposits	113	231
	e.	Fixed charges including interest on deposits (4c + 4d)	$379	$770
5.	Amortization of interest capitalized		$–	$–
6.	Earnings excluding interest on deposits (3 + 4c + 5)		2,277	4,460
7.	Earnings including interest on deposits (3 + 4e + 5)		2,390	4,691
8.	Fixed charges excluding interest on deposits (4c)		266	539
9.	Fixed charges including interest on deposits (4e)		379	770
Ratio of Earnings to Fixed Charges
10.	Excluding interest on deposits (line 6/line 8)		8.56	8.27
11.	Including interest on deposits (line 7/line 9)		6.31	6.09

*	Excludes interest expense related to unrecognized tax positions

U.S. Bancorp	81